Exhibit 99.14
Infosys Meets Its Mentor
NDTV Profit
January 11, 2006
Host
Hello and welcome to this special program Infosys Meets Its Mentor. Mentor of course sitting next me, arguably one of the best-known Indian businessman in the world and certainly one of the best-known Indian entrepreneur, if it is fair to describe you as that, Mr. Narayana Murthy, Chief Mentor of Infosys, who is going to be stepping down as the Executive Chairman of Infosys about 7-8 months from now. I am sure all the people are nervous, and among the people who would be nervous are these young people sitting next to us out here, who are all Infosys employees. They are all young Infosys employees. They have all got lots of questions about the company, about the direction that it is going to take, don’t necessarily ask questions about your individual salary increments, maybe address that later after this program is over, but any other questions you have, this is yours, put forth questions to Mr. Murthy. But before we start, obviously this is going to be a landmark year for Infosys as well, 25 years, so I wonder if you want to tell them, basically your vision, these 25 years have of course been pretty dramatic, another 25 years to go similar to this.
Narayana Murthy
Well, I often say that we are still in the early years of our marathon. After all, 25 years is a small period, short period in the life of a corporation, so my request to every one of you is that you people work hard, work smart, work with a value system, so that this organization can be intact even after 250 years. I think that’s the resolution that all of us need to make.
Host
Don’t worry about 25 years, worry about 250 years. Now who is going to start of the questioning, and you can be fairly free and frank in your questioning, I am sure Mr. Murthy is not going to mind, so who is going to kick it off, you?
Narayana Murthy
I have only one request that it should be alternately a man and woman, okay.
Satish
My question to you is the media has traditionally been portraying India as a hot destination for IT companies primarily because of the fact that we provide low cost services. In the years going ahead, how can we as Infosys and as Indian software professionals change that perception?

Host
Change it from being just low cost to other areas.
Narayana Murthy
Well it is already happening. If you look at the kind of work that we are doing, if you look at the fact that Infosys Consulting is attacking problems that are very strategic. If you look at the fact we do more and more end-to-end business solutions. It is already happening. So the key direction is, we should ask the following two questions. In what way are we going to be more and more and more relevant to the customer’s business. Second in what way will what we do have better and better and greater impact on customer’s business. If we keep asking these two questions, we will automatically become more and more valuable in customer’s eye. Then you will get better per capita revenue productivity, better profits, and all of that.
Host
So you are already seeing this change starting to happen, but you now interact with global leaders and all these prime ministers come here, have they stopped seeing India as a low-cost destination, is that pretty much still the selling point?
Narayana Murthy
They don’t talk about the cost aspect. What they are all very pleasantly surprised is the fact that India has now received the center stage in the global bazaar as far as hi-tech business is concerned. So they are very, very happy that India is playing its legitimate role at last in the global bazaar.
Host
At last, India now.
Shefali
We often keep hearing people like us complaining that even though India is changing, the government is not able to support us in terms of the infrastructure and the support, what do think we independently as citizens can do to make a difference?
Narayana Murthy
I am often reminded of what late President Kennedy once said, he said, “ask not what the country can do for you, ask instead what you can do for your country,” in that sense I suppose, we the privileged, we the fortunate ones perhaps have to think of in what way we can add value to the society and that can be done by doing our work better, by being more and more honest, by being more and more professional. I think that’s the best way to create a sense of positivism.
Host
But of course, difficult individually sir for us build roads, power plants individually, that we will have to of course get some state help I think.

Narayana Murthy
I think we need help definitely. It’s happening. For example, all of you have noticed some work that has started on the road to Electronic City, right, and what’s going to happen in another perhaps 18 months or so, you will see a wonderful four-lane road which is a toll road, so you people can zip through to the office in 10 minutes from the Silk Board to here, so it will happen.
Host
I am sure all of them are waiting for that day.
Vivian
We are now about 50,000 employees in Infosys and the rate at which we are growing, we may even touch 100,000 soon, but if you see today the percentage of non-Indian employees in the workforce is small, so as we gain more international outlook and open more offices worldwide, do you see this percentage of non-Indians in the workforce raising significantly, can we expect to see some of them working in India as well?
Narayana Murthy
Yes. First of all, we have a plan to enhance this percentage. I don’t want to get into specific numbers. Second, there are 55 Japanese here on this campus. #2 there are 100 Chinese students, and I am sure they will all be very happy to join Infosys. #3 I attended the Wharton Infosys Business Transformation Award function and there, there were American employees of Infosys who are managing the Infosys press conference, Laura and Nathan, and I was told that they have five American employees in the marketing function here. It is already happening. We have to make life better for them. We have to welcome them. We have to treat them with lot of affection. We have to invite them to our homes. We have to make their quality of life better, and then I can assure you more and more people will come. We will have to do that.
Host
If I could just take up from the point which you made, something which I am sure personally must be striking you, 25 years ago, you would have known every Infosys employee by first name; 50,000, obviously there will be lot of them whom you have never met them or interacted with, do you miss that, do you miss not knowing every employee and how you gonna ensure you are going to keep in touch?
Narayana Murthy
I certainly miss not knowing every employee particularly because most of the new employees are young people, and I always said that I feel much younger when I am in their presence. That’s why I don’t miss an opportunity to address you people, but then we have created a mechanism whereby everybody in the company has somebody that they can go to, somebody that they can cry on their shoulders, somebody that they can go to in their hours of dilemma, their moral conflict, whatever problems they have, somebody that will celebrate, somebody that will salute and cheer them, because we have 585 leaders in this company today, thanks to our 3-tier program. So in other words they say, it is not necessary that everybody has to go to one individual or one individual has to relate to everybody. Let’s create a group of, a cadre of people all of whom represent the same value system, the same confidence, the same enthusiasm, the same energy, the same vision, and then it is so much easier. That’s how organizations scale up.
Host
All right.
Shruthi
Good afternoon sir. If you look back at the past 25 years, do you think there are things which could have been done in a different manner?
Narayana Murthy
You know, Amartya Sen once said that in a democracy, you do not see disasters, that’s why you wouldn’t have a huge famine because there are checks and balances in democracy. Infosys to me is a wonderful example of an enlightened democracy. To that extent, I would say because there is so much debate, so much discussion, everything is discussed quite seriously, we have not had any major blunders because this is a place of leadership of ideas not leadership of men or women, so because of that I believe that we have not had any major blunders, but certainly there are many things that we could have done better.
Host
Well what would be some of your big regrets, something which you wished you had done that?
Narayana Murthy
I am not sure if I would classify them as regrets, but perhaps we could have accelerated a little bit more in the initial years, but we didn’t. Then probably we could have had even much greater revenue and profits and all of that, so that’s the.
Host
But no other single big regret?
Narayana Murthy
No.
Host
A strategic direction you could have taken?

Narayana Murthy
No, not really because we have always discussed and debated issues. Its an enlightened democracy.
Host
Okay.
Andy
Hello, I am from Switzerland and I have a question concerning the culture of Infosys. Actually like two major chances I had, one is to transform Infosys from a technology company to strategic consultancy and the other is to make it really a globalized company, and therefore like their culture is like an Indian culture and the technology-based culture, so what will they remain as core values?
Narayana Murthy
You know it is a very interesting question. What I have always believed that there are universal values; honesty, decency, working hard, satisfying the customer, respecting fellow employees, not taking advantage of somebody who is weaker than you; all these are universal values. I believe whether it is India, Switzerland, or US, they are all the same. On the other hand, there are values, there are aspects of each culture that we can learn from. For example, Switzerland is known for its quality, its known for everything running on time. On the other hand, India is known for its wonderful family system, that is even in organization, we are like members of the family; India is known for tolerance, India is known for being able to making sacrifices for the sake of happiness of others. I think each culture has its own positive. I do believe that we have to integrate all those things and make it again the part of the universal Infosys culture.
Host
But I think just to take you on from that, will Infosys always then remain an Indian company because you said 250 years you have to look ahead, you don’t necessarily look at Shell now and say it is a Dutch company, you don’t necessarily look at, these companies transcend nationality, do you see that change happening that Infosys stops being an Indian company or a purely Indian company?
Narayana Murthy
Well I would say that Infosys will obviously remain as a company founded by Indians. That is history, that cannot be changed. It may continue to remain as a company with headquarters in India, may or may not, that again.
Host
You are saying that’s may or may not?
Narayana Murthy
May not, who know tomorrow there maybe many centers of gravity. So, there could one in Zurich, one in Boston, one in Bangalore and all of that; however, what my vision for

Infosys is that it should be a place where people of different nationalities, different races, and different religious beliefs coming together and competing with each other in an environment of utmost courtesy and dignity to add greater and greater value to our customers day after day after day. In other words, we want people of all nationalities, all religious beliefs, all races, there are all there together to satisfy customers more and more; however, they will work in an environment of utmost courtesy and dignity.
Host
Sir, again I am just trying to pin you down on this one. Do you think is it a possibility that one, taking up from what he said, Infosys will not any longer be a purely Indian company or for that matter a purely tech company, it will be seen as something as could have changed completely, 5 years, 10 years, 20 years down the line?
Narayana Murthy
Today, a whopping 97% of our revenue comes from outside India, its global. Second, 50% of our equity is held by non-Indians, global investors. Third, we have already started our operations in Shanghai, a development center in Shanghai. We have a development center in Toronto. We have a development center in London, one in Boston, one is San Francisco. We have Infosys Australia. We have Infosys Consulting in the US. So it all depends upon how each of these organs will grow. If it happens, if adds value to Infosys, certainly let it transform itself to anything that it wants as long as it continues the value system than has been already accepted by all of us, as long as it brings value to our customers, why not?
Host
All right, the possibility of morphing Infosys. A very interesting thought to leave you with just for a minute or two. We are going to take a very quick break and will be back just after that to continue the special show, Infosys Meets Its Mentor.
Welcome back to this special program, Infosys Meets Its Mentor. We have a whole group here of Infosys employees who are getting a chance to fire some reasonably searching questions at the man who is their mentor, their founder, and for the moment at least their Executive Chairman as well. I have to say it is fascinating, the questions that are coming out are the sorts we will never hear any analysts coming up with, so giving an entire new aspect and an entire new insight into the company.
Male Participant
Good afternoon sir, this is [not audible]. Sir just wanted to know, since after you stepped down, in what role can we expect to see you associated with Infosys because we want you to be on Infosys with us?
Narayana Murthy
You are very kind. I will be for the next 5 years the non-executive chairman of Infosys, which means I will be in charge of the board functioning, I will be in charge of the governance function, I will come here definitely once a quarter. I may come a few more times.

Host
You are going to come here once in a quarter did you just say?
Narayana Murthy
Yes.
Host
I saw everyone’s expression suddenly changing when you said that. Only once in a quarter?
Narayana Murthy
By and large, I may come a few more times, because I will keep my office in the heritage building. Now I have two offices today, one in the corporate block and one in the heritage building, so I will continue my office in the heritage building. I will come once in while, but more importantly, I am building an office for myself near my office, so that I can walk if possible, but everyone of you is most welcome to come there. Have a cup of coffee and ask me any question and demand me to add value in any manner that you people see [not audible].
Host
So 50,000 [not audible] 200,000, you could have lots of cups of tea.
Narayana Murthy
No problems at all. We are gearing up for that.
Host
You are gearing up for that.
Padmapriya
Good afternoon sir. This is Padmapriya, I work for the systems integrations department and I have this question. If you were born in 1980 like us instead of 1946, would the world have seen a different NRN and then what would have been your challenges and your approach to handle them as against what it was at your time?
Narayana Murthy
Frankly, I will tell this is again, now my belief is that younger people are smarter and smarter, smarter than older people gets reinforced with this question. I will tell you my daughter was born in 1980. She is now 25 plus whatever it is. I find her to be a lot more confident, she is a lot smarter like you all. She has lot more ambition which is good and I think she sees the entire globus as her arena. In that sense, I would say I would have been a little bit smarter, I would have had a better perception of the world, so I would have been a better personality definitely. There is no doubt.
Host
Do you think that you have had different ambitions, would you have gone into different areas? Would you still be a techie.
Narayana Murthy
That is a difficult thing to say because it’s all shaped by your circumstances. Probably I would have been still a techie because even today I read books on theoretical computer science and in fact somebody was asking me what I would do after 20th August, I said, look I have so many books on theoretical computer science I will be reading, reading about NC complete problems and all I am sure you people know what is NC complete. So I think that will continue, but I would have been a much smarter, much better person if I was born in 1980.
Host
I can tell you that some of the people who have been born in 2000 and 2005 are becoming even smarter [not audible] generation which is coming up.
Narayana Murthy
Absolutely.
Nishanth
Good evening, sir. This is Nishanth. This question is a bit more personal, I hope you don’t mind answering.
Narayana Murthy
No, not at all.
Nishanth
Today, here we are almost 25 years, Infosys has done a lot and you probably achieved everything you set out to and more, so what is it that at this point of your life excites you or keeps you going?
Narayana Murthy
You know there are many, many things. First of all, if all of us can make this a better place for future generation. If we can attack the basic problems of poverty, that is, providing access to education, healthcare, nutrition, and shelter to every child in India, and in the world, not just in India, I think we would all be happier people. At a more mundane and at a more micro level, I think I want every Infosian to become better in every dimension and I think that’s what all of us should work for.

Host
Would it be fair to say that you are saying your canvas increasingly shifting from being painting on an Infosys sort of a canvas to worrying more about country, problems of the country is facing?
Narayana Murthy
You know, if it is leading to the question whether I would enter politics, no. On the other hand, as a person who will be 60 by 20th August, it is only natural that I keep worrying more and more about what we would be leaving for our children, our grandchildren because I wouldn’t have too many years left, so in that sense yes I have been more concerned.
Host
All right, maybe there.
Shivaditta
Good afternoon.
Narayana Murthy
It is a very nice name, wonderful name.
Shivaditta
Thank you. I remember the first time I met you, you gave me the same compliment sir. Thank you twice. My question during the formative years of Infosys, especially during the difficult times, which habit or personal discipline helped most to sustain you till the finish?
Narayana Murthy
First of all, value system, that is, honesty, decency, fairness, that is very, very important because remember, there were seven of us who founded this company. If I did not conduct myself in a manner that the other six people had full confidence in me, then they may have left the company, one. Second, if they thought I was putting my hand in the [not audible], when I was not looking, they too could have done very legitimately. So I think in anything value system is very important. Second is discipline. I am extremely disciplined. Sometimes people say I am as disciplined as the Swiss, which I take it as a compliment. So I would say value system, discipline, hard work, being open minded, and fair, I think they are very important.
Ankur
Good afternoon sir. You just said that in your free time you would like to read to theoretical computer science, considering that most of us are out here are bachelors, when would you encourage us to go back to studies and serve you back?

Narayana Murthy
No actually, you can do it while you are working at Infosys. I have always said that as long as we complete our obligation, that is, if I am given eight hours to do a job, if I complete it in six hours, then the remaining two hours should be set aside to improve my own knowledge. So you should do it while you are working. You don’t have to wait.
Host
So reading between the lines, what he just said, two messages. One, don’t goof up at work that’s #1, do your work. And #2, don’t quit Infosys. So two important signals which are given.
Neeta
Sir we have taken up so many different projects in so many countries round the globe, what you think about expanding business in India?
Narayana Murthy
Remember that we have probably 70% of the banking market in India. India is a large country. In India, it costs a lot to travel from place A to place B, and still the spirit of competition is not as prevalent as in some of the more advanced countries, and then the idea that you can leverage technology to become even more competitive is not as well routed in the Indian minds as elsewhere. So in 1989 we said we will first be in one area, consolidate it, and that’s why right from 1989 we have been in the area of banking. In fact, we spent much more per capita on banking, you know the Finacle thing, than any other service. So once we are satisfied with our foray in banking, I am sure we will expand to others.
Host
Just to take up from your point, you said 97% revenues come from outside not so much from India, but would you think it is time now for Infosys to perhaps turns its attention more on other types of products that you can have for India, [not audible] bridge the digital divide, you can have better certain softwares that might for example help in mediation between the farmers and the mundis, stuff like that. New types of products that could actually be useful here in India as opposed to just something that people [not audible].
Narayana Murthy
For example, the other day our retail people were telling me about how they use the RFID technology to handle inventory of stents in the ICU. I don’t want to get into details of that, that’s a very, very critical crucial issue because this is ICU, which they put in your heart and other parts of the blood vessel system. So we are wherever possible, we are adding value and we will continue to add value. You are right absolutely, there is no doubt.

Sachin
My question to you is what do think is going to be the future driver for growth in Infosys? We hear a lot that infrastructure services and things like those, it is a huge potential in the industry, so do you think that is going to be the area for growth for Infosys in the future or any other area?
Narayana Murthy
First of all, consulting led business is definitely going to be a big thing because you have to solve more and more business problems. We have to become more and more relevant to the customer. Second infrastructure management services, IMS is another fast growing area. Third, enterprise systems, ES is growing very fast. Fourth, our business process management, which Progeon is spearheading, that is transaction services, research based value additions. These are all growing services, systems integration. All these areas have tremendous potential.
Host
All right, time for just one last question.
Female Participant
Sir you are a role model to a lot of us. In such short span of time, you have achieved so much, what I would also like to know is how did you manage your work life balance with so many accomplishments to your name, that’s what I would like to ask you.
Narayana Murthy
Well when you are an entrepreneur, you have a certain passion, and in that passion, you forget about all other stuff, where you are a high quality professional, you are one such, you get so much wedded to what you are doing because you want to satisfy the customer. I have been very lucky in the sense that my wife has understood it and she supported me because I have a very important point to make here, that is, for the first time in the history of the world, in the last 400 years, India has received a little bit of recognition, as a legitimate player, as an important player in the hi-tech area in the global bazaar. This is the time when all of us should seize and make sure that India consolidates its position, and for India to consolidate, a few generations will have to sacrifice. So in that sense, I believe that all of us have to work very hard.
Host
So that’s a general message I am going to leave with. Time for sacrifice. This is the India’s moment in the sun and we make sure we consolidate it, its for us to grab that.
Narayana Murthy
Thanks a lot Vikram. [not audible], there is an idol.

Host
Of course if they all do it, it will also be great for the company wouldn’t this. The basic message to all of you from him, work harder, its good for Infosys and its good for the company. On that note, I thank you all so much for joining us.
Narayana Murthy
You know they have much greater responsibility. I had responsibilities in the first 25 years. They have responsibilities for 250 years.
Host
250 years of responsibility on their young shoulders.
Narayana Murthy
All on their young shoulders.
Host
Perhaps, your break is up, time to get back to work. Thanks a lot for joining us.
Narayana Murthy
Thank you all.
Host
That’s it for the moment from the Infosys campus.

NOTE:
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